June 9, 2011
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Midstream Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed May 12, 2011
File No. 333-173191
Dear Mr. Owings:
     Set forth below are the responses of American Midstream Partners, LP, a Delaware limited partnership (“American Midstream Partners,” “we,” “us,” or “our,”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2011, with respect to Amendment No. 1 (“Amendment No. 1”) to American Midstream Partners’ Registration Statement on Form S-1 filed with the Commission on May 12, 2011, File No. 333-173191 (the “Registration Statement”). Each response below has been prepared and is being provided by American Midstream Partners, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to the Registration Statement since Amendment No. 1.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.

June 9, 2011

General
1.	In response to comments one, two, nine and 28 of our letter dated April 29, 2011 you indicate that the requested information will be provided in future amendments. Please note that in the event that the requested information is not provided in your next amendment we may defer further review of the filing until the required information is provided.
     Response: We acknowledge the Staff’s comment. We have provided substantially all of the requested information, opinions and exhibits in Amendment No. 3. Specifically, we have included the following opinions and exhibits:
     Exhibit 3.3 — Form of Second Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (included as Appendix A to the Preliminary Prospectus);
     Exhibit 5.1 — Form of Opinion of Andrews Kurth LLP as to the legality of the securities being registered;
     Exhibit 8.1 — Form of Opinion of Andrews Kurth LLP relating to tax matters;
     Exhibit 10.1 — Revolving and Term Loan Credit Agreement, dated as of October 5, 2009, by and among American Midstream, LLC, as the initial borrower, Comerica Bank, as the administrative agent, BBVA Compass as co-lead arrangers;
     Exhibit 10.2 — First Amendment to Revolving and Term Loan Credit Agreement, dated effective as of October 5, 2009, among American Midstream, LLC, American Midstream Marketing, LLC, American Midstream (Alabama Gathering), LLC, American Midstream (Alabama Intrastate), LLC, American Midstream (Alatenn), LLC, American Midstream (Midla), LLC, American Midstream (Mississippi), LLC, American Midstream (Louisiana Intrastate), LLC, American Midstream, (Sigco Intrastate), LLC and American Midstream Offshore (Seacrest) LP, as borrowers, the Lenders named therein, an Comerica Bank, as administrative agent;
     Exhibit 10.3 — Second Amendment and Waiver to Revolving and Term Loan Credit Agreement, dated July 30, 2010, among American Midstream, LLC, American Midstream Marketing, LLC, American Midstream (Alabama Gathering), LLC, American Midstream (Alabama Intrastate), LLC, American Midstream (Alatenn), LLC, American Midstream (Midla), LLC American Midstream (Mississippi), LLC, American Midstream (Tennessee River), LLC, American Midstream Onshore Pipelines, LLC, Mid Louisiana Gas Transmission, LLC, American Midstream (Louisiana Intrastate), LLC, American Midstream (Sigco Intrastate), LLC And American Midstream Offshore (Seacrest) LP, the Lenders named therein), and Comerica Bank, as administrative agent;
     Exhibit 10.4 — Employment Agreement, dated June 9, 2011, by and between American Midstream GP, LLC and Brian Bierbach;

June 9, 2011

     Exhibit 10.5 — Employment Agreement, dated June 9, 2011, by and between American Midstream GP, LLC and Marty W. Patterson;
     Exhibit 10.6 — Employment Agreement, dated June 9, 2011, by and between American Midstream GP, LLC and John J. Connor II;
     Exhibit 10.7 — Amended and Restated American Midstream GP, LLC Long-Term Incentive Plan;
     Exhibit 10.8 — Form of Phantom Unit Grant under American Midstream GP, LLC Long-Term Incentive Plan;
     Exhibit 10.9 — Membership Interests Purchase and Sale Agreement, dated of October 2, 2009, by and between Enbridge Midcoast Energy, L.P. and American Midstream, LLC;
     Exhibit 10.10 — Firm Gas Gathering Agreement, dated August 1, 2008, by and between American Midstream (Seacrest) LP and Contango Resources Company (filed with Amendment No. 2);
     Exhibit 10.11 — Letter Agreement, dated December 10, 2009 American Midstream (Seacrest) LP and Contango Operators, Inc (filed with Amendment No. 2);
     Exhibit 10.12 — Base Contract for Sale and Purchase of Natural Gas, dated June 1, 2010, between ExxonMobil Gas & Power Marketing Company and Mid Louisiana Gas Transmission, LLC (filed with Amendment No. 2);
     Exhibit 10.13 — Gas Processing Agreement, dated July 14, 2010, by and between American Midstream (Mississippi), LLC and Venture Oil & Gas, Inc (filed with Amendment No. 2);
     Exhibit 10.14 — Gas Transportation Contract, dated as of November 1, 1997, by and between Midcoast Interstate Transmission, Inc. and the City of Decatur Utilities;
     Exhibit 10.15 — Amendment No. 1 to Gas Transportation Contract, dated November 1, 2003, by and between Enbridge Pipeline (Alatenn), Inc. and The City of Decatur, Alabama;
     Exhibit 10.16 — Natural Gas Pipeline Construction and Transportation Agreement, dated effective as of June 28, 2000, by and between Bamagas Company and Calpine Energy Services, L.P.;
     Exhibit 10.17 — First Amendment to Natural Gas Pipeline Construction and Transportation Agreement, dated as of September 1, 2001, by and between Bamagas Company and Calpine Energy Services, L.P.;
     Exhibit 10.18 — Natural Gas Pipeline Construction and Transportation Agreement, dated effective as of June 28, 2000, by and between Bamagas Company and Calpine Energy Services, L.P.;
     Exhibit 10.19 — First Amendment to Natural Gas Pipeline Construction and Transportation Agreement, dated as of September 1, 2001, by and between Bamagas Company and Calpine Energy Services, L.P.;
     Exhibit 10.20 — Agreement, dated as of May 1, 2003, by and between Enbridge Pipelines (AlaTenn), L.L.C. and City of Huntsville;
     Exhibit 10.21 — Service Agreement, dated September 1, 2008, by and between Enbridge Pipelines (Midla) L.L.C. and Enbridge Marketing (US), LP;

June 9, 2011

     Exhibit 10.22 — Service Agreement, dated September 1, 2008, by and between Enbridge Pipelines (Midla) L.L.C. and Enbridge Marketing (US), LP;
     Exhibit 10.23 — Gas Processing Agreement, dated July 1, 2010, by and between American Midstream, LLC and Enterprise Gas Processing, LLC;
     Exhibit 10.24 — Gas Processing Agreement, dated November 1, 2010, by and between American Midstream, LLC and Enterprise Gas Processing;
     Exhibit 10.25 — Gas Processing Agreement, dated April 1, 2011, by and between American Midstream (Louisiana Intrastate), LLC and Enterprise Gas Processing, LLC;
     Exhibit 10.26 — Employment Agreement, dated June 8, 2011, by and between American Midstream GP, LLC and Sandra M. Flower;
     Exhibit 10.27 — Employment Agreement, dated June 9, 2011, by and between American Midstream GP, LLC and William B. Mathews.
     Exhibit 10.28 — Form of Amendment of Grant of Phantom Units under the American Midstream Partners, LP Long-Term Incentive Plan.
We undertake to file all other omitted exhibits as soon as possible to allow the Staff sufficient time to review.
Risk Factors, page 14
Our pipelines may become subject to more stringent safety regulation, page 29
2.	We note the revisions to your risk factor disclosure in response to comment eight of our letter dated April 29, 2011. In that regard, please revise the above referenced risk factor on page 29 to state the specific material risk to your company of more stringent safety regulations. For example, please describe any of your current operations that would not be compliant with the proposed safety regulations. If you believe your current operations will be compliant with the proposed regulations, please revise your risk factor to specifically describe how more stringent and comprehensive safety regulations will materially affect your operations.
     Response: We have expanded the above-referenced risk factor to illustrate how more stringent and comprehensive safety regulations will materially affect our operations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83
Results of Operations — Combined Overview, page 89
3.	We reviewed your response to comment 15 in our letter dated April 29, 2011 and the related revision to your footnote disclosure. In light of the significant annual provision for accounts receivable losses recorded in the predecessor periods, please discuss what has changed such that you have not had to record any losses on uncollectible accounts in the successor periods.

June 9, 2011

     Response: The allowance recorded in the predecessor periods was determined on a specific customer basis, based both on the financial stability of the customer, as well as other specific facts and circumstances that could impact the collectability of outstanding accounts receivable for those customers. In accordance with the terms of the acquisition, the successor entity did not acquire any working capital of the predecessor and therefore, all accounts receivable and corresponding allowances were maintained at the predecessor. Additionally, some customers (and corresponding contractual arrangements) of the predecessor were maintained as customers of the successor, while some customers and contractual arrangements were not maintained.
     In the successor periods, we have maintained a consistent approach to determining its accounts receivable allowances, assessing customers and specific invoices individually for collectability. Our collection experience in the successor periods has been very consistent, with very limited accounts receivable balances aged over 90 days. During the period and year ended December 31, 2009 and 2010, respectively, we had zero amounts determined to be uncollectible. For the three months ended March 31, 2011, we had approximately $26,000 determined to be uncollectible.
     We believe that our high historical collection rates, minimal aging of account receivable and its robust credit review process and procedures validate the zero allowance balance in the successor period.
Critical Accounting Policies and Estimates, page 106
Equity-Based Awards, page 107
4.	We reviewed your response to comment 14 in our letter dated April 29, 2011 and the related revision to your disclosure. Your disclosure regarding how you determined the fair value of phantom unit grants in 2009 and 2010 appears to be inconsistent with the explanation of how you determined the fair value of these grants as provided in your correspondence dated May 12, 2011. Please explain this apparent inconsistency and revise your disclosure as appropriate. Additionally, in light of your disclosure that you expect the IPO price for your common units to be significantly higher than your most recent (March 2011) valuation, please expand your disclosures to address more explicitly the extent to which you attribute the significant change in the value of your common units to very recent internal events and the company’s development, financial position and results of operations versus changes in market conditions.
     Response: We respectfully note that our response to comment 14 contained information that was supplemental to the disclosure changes made on pages 106 and 107 of Amendment No. 1. Nonetheless, in response to the Staff’s comment 4 in your letter dated May 24, 2011, we have revised our disclosure to include much of that supplemental information.
     With respect to the phantom unit grants made in March 2011 for which we established a fair value of $13.67, we have recently conducted at a revaluation of the Partnership as a preliminary step in determining the price per common unit in this offering. As a result of that revaluation, we have determined to effect a reverse split of each of our common units, subordinated units and general partner units on a 1-to-0.485 basis in connection with the closing of this offering. As adjusted for the reverse split, the $13.67 fair value is $28.19 per common unit. Because we expect the price per common unit in this offering to be substantially less than that amount, we believe that the $13.67 valuation associated with our 2011 phantom unit grant is fair. In light of the changes made on pages 107 and 108 of Amendment No. 3, we believe further disclosure of the difference between the fair value of March 2011 unit grants and the expected IPO price is not useful information for investors.

June 9, 2011

American Midstream Partners, LP and Subsidiaries Historical Consolidated Annual Financial Statements, F-20
Note 1. Summary of Significant Accounting Policies, page F-24
Revenue Recognition and the Estimation of Revenues and Cost of Natural Gas, page F-25
5.	We reviewed your response to comment 20 in our letter dated April 29, 2011 and the related revisions to your disclosure. As previously requested, please tell us your consideration of disclosing the timing of revenue recognition for each specific type of arrangement, for example, fee-based, percent-of-proceeds, fixed-margin, etc.
     Response: In response to the Staff’s comment, we have revised pages F-26 to F-27 of Amendment No. 3 to disclose the timing of revenue recognition for each specific type of arrangement.
Property, Plant and Equipment, page F-27
6.	Please clarify whether management determined the valuation of acquired property plant and equipment and in doing so considered or relied in part upon an independent third party valuation or whether you are attributing the valuation to a third party expert. If the latter, tell us your consideration of the disclosure requirements of Securities Act Rule 436 with respect to identifying the expert(s) and filing consent(s) from those parties. Refer to Question 141.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the Securities Act Sections available on our website at www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
     Response: In accordance with ASC 820, the Company calculated the fair value of the assets acquired from Enbridge Pipelines, LP in November 2009, with the assistance of an independent third party valuation firm. Management created the projections, reviewed the calculations, assumptions and valuation methodology used to determine the fair value of the assets acquired. Management determined the final fair values to assign to the assets and liabilities in determining the purchase price allocation and had sole responsibility for those items in the financial statements. Therefore, we do not believe the disclosure requirements of Securities Act Rule 436 are applicable to our filing.

June 9, 2011

     Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to Timothy C. Langenkamp at Andrews Kurth LLP at 713-220-4357.

Very truly yours, /s/ Timothy C. Langenkamp Timothy C. Langenkamp

cc:	Christopher F. Chase, Securities and Exchange Commission
Brian F. Bierbach, American Midstream GP, LLC
Edward O. Diffendal, American Midstream GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP